Exhibit 4.18

CIBC World Markets plc Cottons Centre Cottons Lane London SE1 2QL United Kingdom

Tel. +44(0)20 7234 6000
Fax. +44(0)20 7407 4127

31st October, 2003

To:          Tele2 Sverige AB

Skeppsbron 18

PO Box 2094, SE-103 13

Stockholm, Sweden

Dear Sirs

EUR 1,070,000,000 facility agreement for Tele2 Sverige AB (the “Company”) dated 22nd August, 2001, made between (among others) the Company and CIBC World Markets plc (as amended and restated on 28th November, 2001, as further amended 20th December, 2002 and as further amended on 3rd March, 2003) (the “Facility Agreement”)

Terms defined in the Facility Agreement, unless otherwise defined in this letter, have the same meaning in this letter.

2.             We refer to your request to amend certain terms of the Facility Agreement and the Reorganisation Plan (as attached to this letter as Appendix A) as set out in a letter from you to us dated 10th October, 2003.

3.             You have requested that the Reorganisation Plan be amended as follows:

(a)           the existing step 9 of the Reorganisation Plan provides that Tele2 Holding AB will contribute its shares in SEC Luxembourg SA to Tele2 Sverige AB in exchange for newly issued shares in Tele2 Sverige AB. It is requested that this transaction be amended such that Tele2 Holding AB will instead contribute its shares in SEC Luxembourg SA to Tele2 Sverige AB by way of an unconditional shareholders’ contribution for no consideration; and

(b)           the Reorganisation Plan shall include two new reorganization steps as set out in the “UK Group Restructuring Paper” dated 23rd September, 2003 attached to this letter as Appendix B. The new steps are as follows:

(i)            the shares in Bethany Group Ltd currently held by Tele2 Sverige AB will be contributed to a wholly owned subsidiary of Tele2 Sverige AB incorporated in England and Wales which is a member of the Borrower Group (“New UK Co”) in exchange for newly issued shares in New UK Co; and

(ii)           Alpha Prepaid Ltd will sell its business to Calling Card Company Ltd the consideration for which will correspond to the fair market value of the transferred business.

CIBC World Markets plc. Registered in England and Wales No 2733036

Registered Office: Cottons Centre, Cottons Lane, London SE1 2QL

Regulated by FSA.

Pursuant to Clause 18.26(a) of the Facility Agreement the steps set out in the Reorganisation Plan may only be amended with the prior written approval of the Majority Lenders.

4.             The “Effective Date” for the purposes of this letter will be the date on which the Agent has received the counterpart of this letter duly signed by you.

5.             The Majority Lenders hereby agree that, with effect from the Effective Date:

(a)           the amendments to the Reorganisation Plan as described in paragraph 3 above are approved (and, for the avoidance of doubt Clause 18.26 (Borrower Group Reorganisation) of the Facility Agreement will apply to the steps referred to in paragraph 3(b) above);

(b)           Clause 8.3 (Mandatory Prepayment from Excess Cash Flow) will be amended to include the following new paragraph (b):

If

(i)            in respect of the financial year ending 31st December, 2003, the Borrower is not required to make a prepayment under paragraph (a) above;

(ii)           any members of the Borrower Group make cash distributions in accordance with Clause 18.15(b) utilising the Excess Cash Flow for the financial year ending 31st December, 2003 (Relevant Distributions); and

(iii)          the aggregate amount of the Relevant Distributions exceeds ([ILLEGIBLE] would by reason of any proposed Relevant Distributions exceed) 50 per cent. of the Excess Cash Flow for the financial year ending 31st December, 2003 (the amount of such excess being an Excess Distribution).

the Borrower shall prepay an amount of the outstanding Loans equals to 50 per cent. of each Excess Distribution within five Business Days after each distribution which is (in whole or in part) an Excess Distribution.”

(c)           Clause 18.15(b)(iii) (Distributions) shall be removed and replaced as follows:

“(iii)        the distribution, when aggregated with all other distributions made since the delivery to the Agent of the most recent relevant accounts, does not exceed 100 per cent. of Excess Cash Flow for the financial year to which the relevant accounts relate, less:

(A)          any percentage of such Excess Cash Flow required to be applied in prepayment under Clause 8.3 (Mandatory Prepayment from Excess Cash Flow); and

any amount of such Excess Cash Flow used as contemplated by paragraph (a) or (b) of the definition of Permitted Acquisition and investment or as contemplated by Clause 18.13(c)(i) or (ii) (Reconstructions, acquisitions, mergers and reorganizations); and”.

(d)           Paragraph (b) of Clause 8.3 (Mandatory Prepayment from Excess Cash Flow) shall be re-designated as paragraph (c) and paragraph (e) shall be re-designated as paragraph (d).

(e)           the table in Clause 19.7 (Minimum Cumulative EBITDA for Tele2 Russia Group) shall be removed and replaced as follows:

“(1) Date	(2) Tele2 Russia Cumulative EBITDA
31st March, 2003	minus 8,500,000
30th June, 2003	minus 8,500,000
30th September, 2003	minus 8,500,000
31st December, 2003	minus 15,000,000
31st March, 2004	minus 15,000,000
30th June, 2004	minus 8,500,000
30th September, 2004	minus 8,500,000
31st December, 2004	minus 8,500,000
31st March, 2005	Zero
30th June, 2005	9,400,000
30th September, 2005	17,500,000
31st December, 2005	28,200,000
30th March, 2006	40,600,000”

6.             You hereby acknowledge that except as expressly provided herein, nothing contained in this letter shall be construed as a waiver, variation or amendment of the provisions of the Finance Document and the Finance Parties fully reserve all of their rights and remedies under the Finance Documents.  Save to the extent specifically provided in this letter, the Finance Documents remain in full force and effect.

7.             This letter is a Finance Document and is governed by English law.

8.             This letter may be signed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

9.             The Agent enters into this letter on behalf of (and on the instructions of) the Majority Lenders in accordance with Clause 27.2 (Amendments and Waivers) of the Facility Agreement.

Please indicate your acceptance of the terms of this letter by signing and returning to us the enclosed copy of it.

Yours faithfully,

/s/ [ILLEGIBLE]
CIBC World Markets plc as Agent

Accepted and agreed this 31st day of October, 2003

/s/ [ILLEGIBLE]
Tele2 Sverige AB as Obligors’ Agent